FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April 2018

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

 HSBC Holdings plc

Poll results of 2018 Annual General Meeting

20 April 2018

1.         Poll Results
HSBC Holdings plc (the Company) announces that at its Annual General Meeting (AGM) held today, all resolutions as set out in the Notice of AGM were passed on a poll.

Resolutions 1 to 7, 10, 12 and 14 were passed as ordinary resolutions and resolutions 8, 9, 11, 13, 15 and 16 were passed as special resolutions.

The following table shows the votes cast on each resolution:

	VOTESFOR	% OF VOTES CAST	VOTESAGAINST	% OF VOTES CAST	VOTESTOTAL	% of ISC VOTED*	VOTESWITHHELD
1. To receive the Annual Report & Accounts 2017	10,226,596,956	98.64	141,043,343	1.36	10,367,640,299	51.60	38,163,205
2. To approve the Directors' Remuneration Report	10,062,767,783	97.00	311,311,586	3.00	10,374,079,369	51.63	31,562,311
3. (a) To elect Mark Tucker as a Director	10,330,092,481	99.50	52,008,792	0.50	10,382,101,273	51.67	23,639,008
3. (b) To elect John Flint as a Director	10,377,973,227	99.96	4,285,743	0.04	10,382,258,970	51.67	23,466,948
3. (c) To re-elect Kathleen Casey as a Director	10,366,280,527	99.85	15,539,533	0.15	10,381,820,060	51.67	23,816,963
3. (d) To re-elect Laura Cha as a Director	10,170,810,041	97.97	210,745,135	2.03	10,381,555,176	51.67	24,163,714
3. (e) To re-elect Henri de Castries as a Director	10,255,700,573	98.79	125,604,226	1.21	10,381,304,799	51.67	24,430,473
3. (f) To re-elect Lord Evans of Weardale as a Director	10,227,891,258	98.52	153,474,916	1.48	10,381,366,174	51.67	24,302,847
3. (g) To re-elect Irene Lee as a Director	9,994,152,442	97.61	244,846,461	2.39	10,238,998,903	50.96	165,504,938
3. (h) To re-elect Iain Mackay as a Director	10,347,812,273	99.67	34,439,107	0.33	10,382,251,380	51.67	23,443,487
3. (i) To re-elect Heidi Miller as a Director	10,327,414,585	99.47	54,540,073	0.53	10,381,954,658	51.67	23,731,677
3. (j) To re-elect Marc Moses as a Director	10,368,726,536	99.87	13,433,578	0.13	10,382,160,114	51.67	23,521,078
3. (k) To re-elect David Nish as a Director	10,156,962,368	97.84	224,305,040	2.16	10,381,267,408	51.67	24,231,475
3. (l) To re-elect Jonathan Symonds as a Director	10,232,902,376	98.56	149,108,809	1.44	10,382,011,185	51.67	23,671,420
3. (m) To re-elect Jackson Tai as a Director	10,171,729,012	97.98	209,624,209	2.02	10,381,353,221	51.67	24,162,140
3. (n) To re-elect Pauline van der Meer Mohr as a Director	10,301,813,639	99.23	80,040,323	0.77	10,381,853,962	51.67	23,827,340
4. To re-appoint PricewaterhouseCoopers LLP as Auditor of the Company	10,244,427,173	99.83	17,329,134	0.17	10,261,756,307	51.07	142,703,478
5. To authorise the Group Audit Committee to determine the remuneration of the Auditor	10,373,741,533	99.91	9,077,320	0.09	10,382,818,853	51.67	22,884,528
6. To authorise the Company to make political donations	10,025,815,337	97.85	219,927,236	2.15	10,245,742,573	50.99	158,678,380
7. To authorise the Directors to allot shares	9,671,579,876	93.16	709,766,729	6.84	10,381,346,605	51.67	24,375,684
8. To disapply pre-emption rights	10,286,661,787	99.20	82,743,533	0.80	10,369,405,320	51.61	36,275,845
9. To further disapply pre-emption rights for acquisitions	9,943,168,737	95.91	424,457,409	4.09	10,367,626,146	51.60	38,049,043
10. To authorise the Directors to allot any repurchased shares	9,889,119,279	95.26	492,077,720	4.74	10,381,196,999	51.67	24,546,551
11. To authorise the Company to purchase its own ordinary shares	10,224,548,018	98.49	156,278,090	1.51	10,380,826,108	51.66	24,944,508
12. To authorise the Directors to allot equity securities in relation to Contingent Convertible Securities	10,032,476,475	96.69	343,011,973	3.31	10,375,488,448	51.64	30,127,528
13. To disapply pre-emption rights in relation to the issue of Contingent Convertible Securities	9,932,066,757	95.70	446,533,903	4.30	10,378,600,660	51.65	31,012,129
14. To authorise the Directors to offer a scrip dividend alternative	9,791,598,321	94.32	589,873,959	5.68	10,381,472,280	51.67	24,195,211
15. To approve amendments to the Articles of Association	10,375,248,543	99.95	5,077,421	0.05	10,380,325,964	51.66	25,379,669
16. To approve general meetings (other than annual general meetings) being called on 14 clear days' notice	9,582,513,873	92.31	798,465,839	7.69	10,380,979,712	51.67	24,755,956
*based on total issued share capital (ISC) (excluding 325,273,407 ordinary shares held in treasury) as at 12.01am (London time) on Thursday 19 April 2018.

2.        Board changes

Phillip Ameen, Joachim Faber and John Lipsky retired from the Board at the conclusion of the AGM. For the purposes of section 430(2B) of the Companies Act 2006, they will each receive their pro-rata entitlement to non-executive director fees for the month of April 2018 and are not entitled to any payments for loss of office.

3.        Other

-    Computershare Investor Services PLC, the Company's Share Registrar, acted as scrutineer of the poll on all resolutions.

-    Copies of the special resolutions passed at the AGM have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's National Storage Mechanism which is located at http://www.morningstar.co.uk/uk/NSM.

-    As at 12.01am (London time) on Thursday 19 April 2018, the total number of issued ordinary shares of US$0.50 each entitling the holders to attend and vote on all the resolutions at the AGM was 20,092,674,216 which excludes 325,273,407 ordinary shares held in treasury.
     A 'vote withheld' is not a vote in law and is therefore not counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

-    In accordance with Rule 13.40 of the Hong Kong Listing Rules there were no shares entitling the holder to attend and abstain from voting in favour of any of the resolutions. No shareholder was required under the Hong Kong Listing Rules to abstain from voting.

As at the time of this announcement, the following are Directors of the Company:
Mark Tucker*, John Flint, Kathleen Casey†, Laura Cha†, Henri de Castries†,
Lord Evans of Weardale†, Irene Lee†, Iain Mackay, Heidi Miller†, Marc Moses, David Nish†, Jonathan Symonds†, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
†Independent non-executive Director

For and on behalf of
HSBC Holdings plc

Ben J S Mathews
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title : Group Company Secretary

Date: 20 April 2018